SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Half of 2019

The preliminary financial performance figures for Woori Financial Group for the six-month period ended on June 30, 2019, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1H 2019	2H 2018	% Change Increase (Decrease)	1H 2018	% Change Increase (Decrease)
Revenue*	Specified Quarter	12,111,634	—	—	—	—
	Cumulative Basis	12,111,634	—	—	—	—

Operating Income	Specified Quarter	1,709,905	—	—	—	—
	Cumulative Basis	1,709,905	—	—	—	—

Income before	Specified Quarter	1,727,440	—	—	—	—
Income Tax Expense	Cumulative Basis	1,727,440	—	—	—	—

Net Income	Specified Quarter	1,271,274	—	—	—	—
	Cumulative Basis	1,271,274	—	—	—	—

Profit to the Equity Holders of the Parent Entity	Specified Quarter	1,179,049	—	—	—	—
	Cumulative Basis	1,179,049	—	—	—	—

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

- For more information, refer to our website. (www.woorifg.com)

Woori Bank’s Preliminary Financial Performance Figures

for the First Half of 2019

The preliminary financial performance figures for Woori Bank for the six-month period ended on June 30, 2019, on a consolidated basis, are as follows. (Units: millions of KRW, %)

Item		1H 2019	2H 2018	% Change Increase (Decrease)	1H 2018	% Change Increase (Decrease)
Revenue*	Specified Quarter	12,098,664	8,459,843	43.01	11,480,713	5.38
	Cumulative Basis	12,098,664	19,940,556	—	11,480,713	5.38

Operating Income	Specified Quarter	1,733,453	951,586	82.16	1,807,715	-4.11
	Cumulative Basis	1,733,453	2,759,301	—	1,807,715	-4.11

Income before	Specified Quarter	1,700,552	1,003,340	69.49	1,801,532	-5.61
Income Tax Expense	Cumulative Basis	1,700,552	2,804,872	—	1,801,532	-5.61

Net Income	Specified Quarter	1,246,014	735,332	69.45	1,316,317	-5.34
	Cumulative Basis	1,246,014	2,051,649	—	1,316,317	-5.34

Profit to the Equity Holders of the Parent Entity	Specified Quarter	1,232,080	727,304	69.4	1,305,878	-5.65
	Cumulative Basis	1,232,080	2,033,182	—	1,305,878	-5.65

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

- For more information, refer to our website. (www.woorifg.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 22, 2019	By:	/s/ Kyong-Hoon Park
(Signature)
	Name:	Kyong-Hoon Park
	Title:	Deputy President